UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of class of securities)

091727 1 07 (for American Depositary Shares, each representing one Ordinary Share)

(CUSIP number)

Xuan Zhang

Chief Financial Officer

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Fax: (86 10) 6849-2200

Copy to:

Z. Julie Gao

c/o Skadden, Arps, Slate, Meagher & Flom LLP

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: (852) 3740-4700

Fax: (852) 3740-4727

(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07	13D	Page 1

1.	NAME OF REPORTING PERSON: SERENE VIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 500,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 500,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.2%*
14.	TYPE OF REPORTING PERSON: CO

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 2

1.	NAME OF REPORTING PERSON: AVNER DEVELOPMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 250,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 250,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6%*
14.	TYPE OF REPORTING PERSON: CO

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 3

1.	NAME OF REPORTING PERSON: FULL RICHES HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 180,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 180,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 180,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%*
14.	TYPE OF REPORTING PERSON: CO

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 4

1.	NAME OF REPORTING PERSON: SPEEDVIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 70,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 70,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%*
14.	TYPE OF REPORTING PERSON: CO

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 5

1.	NAME OF REPORTING PERSON: BIN LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,519,997.5*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 9,519,997.5*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,519,997.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.0%*
14.	TYPE OF REPORTING PERSON: IN

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 6

1.	NAME OF REPORTING PERSON: JINGNING SHAO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 250,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 250,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6%*
14.	TYPE OF REPORTING PERSON: IN

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 7

1.	NAME OF REPORTING PERSON: XUAN ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 555,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 555,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 555,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3%*
14.	TYPE OF REPORTING PERSON: IN

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 8

1.	NAME OF REPORTING PERSON: WEIHAI QU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 70,000*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 70,000*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%*
14.	TYPE OF REPORTING PERSON: IN

*	See Item 5.

CUSIP No. 091727 1 07	13D	Page 9

1.	NAME OF REPORTING PERSON: PROUDVIEW LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,019,997.5*
	8.	SHARED VOTING POWER: 0*
	9.	SOLE DISPOSITIVE POWER: 9,019,997.5*
	10.	SHARED DISPOSITIVE POWER: 0*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,019,997.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.8%*
14.	TYPE OF REPORTING PERSON: CO

*	See Item 5.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the American Depositary Shares (each an “ADS”), each representing one Ordinary Share, par value US$0.00004 per share (the “Ordinary Shares”, together with the ADSs, the “Shares”), of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Island, whose registered office is at Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands (the “Company”). The Company’s principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, The People’s Republic of China.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

Item 2.	Identity and Background

(a) This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Serene View Investment Limited (“SVIL”), a company incorporated and existing under the laws of British Virgin Islands; (ii) Avner Developments Limited (“ADL”), a company incorporated and existing under the laws of British Virgin Islands; (iii) Full Riches Holdings Limited (“FRHL”), a company incorporated and existing under the laws of British Virgin Islands; (iv) Speedview Investment Limited (“SIL”, and along with SVIL, ADL and FRHL, the “Management Entities”), a company incorporated and existing under the laws of British Virgin Islands, (v) Bin Li (“CEO”), the chief executive officer of the Company and a citizen of the People’s Republic of China, (vi) Jingning Shao (“President”), the president of the Company and a citizen of the People’s Republic of China, (vii) Xuan Zhang (“CFO”), the chief financial officer of the Company and a citizen of the United States of America, (viii) Weihai Qu (“SVP”, along with CEO, President and CFO, the “Management Group”), the senior vice president of the Company and a citizen of the People’s Republic of China, and (ix) Proudview Limited (“PL”), a company incorporated and existing under the laws of British Virgin Islands.

(b) The principal office and business address for the Reporting Persons is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, The People’s Republic of China.

(c) The name, business address, present principal occupation or employment and citizenship for each director, executive officer, manager or general partner, as applicable, are set forth in Appendix A hereto, for entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D, and is incorporated herein by reference.

(d) and (e) During the past five years, none of the Reporting Persons (and, to the knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a).

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, with (i) AutoTrader Group, Inc., a Delaware Corporation (“ATG”); (ii) Cox Enterprises, Inc., a Delaware corporation (“CEI”); and (iii) Providence Equity Partners VI L.L.C. (“PEP VI LLC”), a Delaware limited partnership. Consequently, the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by such other members of the group. To the knowledge of the Reporting Persons, the principal office and business address for ATG is 3003 Summit Boulevard, Atlanta, Georgia 30319; (ii) the principal office and business address for CEI is 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328; and (iii) the principal office and business address for PEP VI LLC is 50 Kennedy Plaza, 18th Floor, Providence, RI 02903. Although the Reporting Persons do not affirm that such a “group” has been formed, to the extent that such a group exists, this Schedule 13D shall constitute an individual filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act. It is the understanding of the Reporting Persons that ATG, CEI and PEP VI LLC will be filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2) of the Act.

The responses to Items 4 and 5 are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 5, which are incorporated herein by reference, the 1,000,000 Shares beneficially owned by the Management Entities were acquired in the Investment (as defined below) for $6.50 per Share, or an aggregate purchase price of $6.5 million.

The Shares were acquired by each Management Entity with the proceeds of a secured and guaranteed loan from ATG Global Management L.P., a partnership formed in the Cayman Islands (“ATGGM”), an indirect, wholly-owned subsidiary of ATG, to such Management Entity.

See Item 5 below.

Item 4.	Purpose of Transaction

The Management Entities acquired 1,000,000 Shares on November 16, 2012, pursuant to (i) those certain Share Purchase Agreements, dated November 1, 2012, (x) by and among ATGGM, as purchaser on the one hand, and each of Active Thrive Limited, Charm Huge Management Limited, Chuang Yang Limited, DCM IV, L.P. and DCM Affiliates Fund IV, L.P., Honour State Limited, LC Fund II, NVCC Chinese New Stars I Partnership, Prosper Start Limited and Rong Mao Investments Limited, as sellers on the other hand, and (y) by and among the Management Entities, on the one hand, and Bertelsmann Asia Investment AG, on the other hand (together, the “Share Purchase Agreements”) and (ii) the Shareholders Agreement, dated November 1, 2012, by and among ATGGM, the Management Entities, the Management Group, PL and the Company (the “Shareholders Agreement”). None of the Reporting Persons or the Company paid or received additional consideration in connection with the execution and delivery of the Shareholders Agreement. The Form of Share Purchase Agreement and the Shareholders Agreement are included as Exhibits B and C hereto, respectively.

ATGGM provided loans (the “Loans”) to the Management Entities that are secured by (i) the Management Group’s equity interests in their respective Management Entity, (ii) the Shares of the Company that were acquired by the respective Management Entity in connection with the above-referenced transactions and (iii) certain additional Shares that are beneficially owned by CEO and PL. The Loans are senior secured and guaranteed obligations of the relevant Management Entity, mature no later than the fourth anniversary of their issuance and accrue interest at a rate of 10% per annum. The Loans were made in the following amounts: $3,250,000 to SVIL, $1,625,000 to ADL, $1,170,000 to FRHL and $455,000 to SIL. The Forms of Note Purchase Agreement and Senior Secured Guaranteed Note related to the Loans are included as Exhibits D and E hereto, respectively.

The foregoing transactions are herein referred to as the “Investment.”

In connection with the Investment, the Management Entities acquired the Shares of the Company upon the same terms and conditions as ATGGM.

Pursuant to the terms of the Shareholders Agreement, for so long as ATGGM continues to beneficially own at least five percent of the Company’s outstanding share capital, ATGGM shall be entitled to nominate at least one director to the Board of Directors of the Company (the “Board”). For so long as ATGGM continues to beneficially own at least 20% of the Company’s outstanding share capital, then, at any time after the twelve month anniversary of the Closing Date (as defined in the Share Purchase Agreements), ATGGM shall be entitled to nominate one additional director to the Board (the “ATG Board Nominees”). The Shareholders Agreement specifies that at any meeting or action of shareholders of the Company in respect of the election of directors of the Company, the Management Group and the Management Entities shall, if necessary, vote any Shares owned or controlled by such person(s) in favor of the ATG Board Nominees and shall not initiate or support any proxy process or contest to remove or replace any ATG Board Nominee or take any similar action. In furtherance of the foregoing, at the written request of ATGGM, the Management Entities and the Management Group have granted ATGGM a voting proxy in respect of any and all Shares owned or controlled by them as required or necessary to effect the election of the ATG Board Nominees.

Further, the Shareholders Agreement specifies that, absent certain circumstances and subject to each Management Group member’s fiduciary duties to the Company in his capacity as a director of the Company, for so long as ATGGM continues to beneficially own at least five percent of the Company’s outstanding share capital, no member of the Management Group who is a director shall vote in any board meetings of the Company or a Significant Subsidiary of the Company (as that term is defined in the Shareholders Agreement) in favor of the taking of any of the following actions by the Company or any Significant Subsidiary, without the prior written consent of ATGGM: (A) any material change to the purpose or scope of activity of the Company or a Significant Subsidiary; (B) any material changes to the constitutional documents of the Company or a Significant Subsidiary; (C) the merger, consolidation or amalgamation of the Company or a Significant Subsidiary with any third-party entity, or any proposal to cease to carry on the business or a substantial part of the business of the Company or a Significant Subsidiary or to wind up or dissolve the Company or a Significant Subsidiary or any material asset sales or dispositions outside the ordinary course of business; (D) any changes to the size of the board of the Company; (E) any changes to the structure (including the number and the composition of members) of any board of directors of any Significant Subsidiary; and (F) any corporate action which materially alters the capital structure of, or rights conferred by securities issued by the Company or a Significant Subsidiary, including the issuing of any equity or equity-linked securities, the granting of an option to subscribe for securities, the adjustment, split, combination, reclassification or redemption of securities, the buy-back of securities or the increase, reduction or conversion of capital (excluding certain grants related to the Company’s equity incentive plans).

Article IV of the Shareholders Agreement also specifies that Shares acquired by the Management Entities in connection with the Investment are subject to certain purchase rights by ATGGM which lapse over time and are subject to certain conditions and other triggering events applicable to the Management Group.

The purpose of the Investment for the Management Entities was to acquire equity interest in the Company for investment purposes.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserve the right, in each case subject to the terms and conditions of the Shareholders Agreement, the Share Purchase Agreement and any applicable law, to (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Shares or other securities owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares or other securities and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Company’s outstanding Shares. Except as set forth herein or in the Shareholders Agreement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A, has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The response to Item 5 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses to Items 2 and 4, and rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

In connection with the Investment, on November 16, 2012:

•

ATGGM acquired 4,620,000 ADSs and 4,380,000 Ordinary Shares, representing 21.8%† of the outstanding Shares as of the date of this filing. ATGGM beneficially owns no other Shares. ATG International Management, LLC (“ATGIM”), a Delaware limited liability company, is the general partner ATGGM, and as a result, may be deemed to have beneficial ownership over the Shares held by ATGGM. Additionally, (i) ATG Investments, Inc. (“ATGI”), a Delaware corporation, as sole member of ATGIM; (ii) AutoTrader.com, Inc. (“ATC”), a Delaware corporation and sole stockholder of ATGI; and (iii) ATG, as sole stockholder of ATC, may be deemed to have beneficial ownership over the Shares held by ATGGM. The principal office and business address for ATGGM, ATGIM, ATGI and ATC (together with ATG, the “ATG Entities”) is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.

•

As of the date of this filing, Manheim ATC, Inc. (“Manheim ATC”), a Delaware corporation, held an aggregate of 68% of the outstanding capital stock of ATG, and as a result, may be deemed to have beneficial ownership over the Shares held by ATGGM. Additionally, (i) Manheim Remarketing, Inc. (“Manheim Remarketing”), a Delaware corporation, as sole stockholder of Manheim ATC; (ii) Manheim Investments, Inc. (“Manheim Investments”), a Nevada corporation, as sole stockholder of Manheim Remarketing; (iii) Manheim, Inc. (“Manheim”), a Delaware corporation, as sole stockholder of Manheim Investments; and (iv) CEI, as sole stockholder of Manheim, may be deemed to have beneficial ownership over the Shares held by ATGGM. The principal office and business address for Manheim ATC, Manheim Remarketing, Manheim Investments and Manheim (together with CEI, the “CEI Entities”) is c/o Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328.

•

As of the date of this filing, (i) Providence Equity Partners VI L.P. (“PEP VI”), a Delaware limited partnership and (ii) PEP VI-A Auto Trader AIV L.P. (“PEP AT VI-A”), a Delaware limited partnership, held approximately 25% of the outstanding capital stock of ATG, and as a result, may be deemed to have beneficial ownership over the Shares held by ATGGM. Additionally, (i) PEP VI-A Auto Trader AIV GP LLC (“PEP AT VI-A GP”), a Delaware limited partnership, as the general partner of PEP AT VI-A; (ii) Providence Equity GP VI L.P. (“PEP VI GP”), Delaware limited partnership, as the general partner of PEP AT VI-A GP and PEP VI; (iii) Providence Equity Partners VI L.L.C. (“PEP VI LLC”), a Delaware limited liability company, as the general partner of PEP VI GP; and (iv) Providence Equity Partners, L.L.C. (“PEP LLC”), a Delaware limited liability company, as the management company to PEP VI and PEP AT VI-A, may be deemed to have beneficial ownership over the Shares held by ATGGM. The principal office and business address for PEP VI, PEP AT VI-A, PEP AT VI-A GP, PEP VI GP, PEP VI LLC and PEP LLC (together with PEP VI LLC, the “Providence Entities”) is 50 Kennedy Plaza, 18th Floor, Providence, RI 02903. Messrs. Jonathan Nelson, Glenn Creamer and Paul Salem each are: (1) members of PEP VI LLC; and (2) may be deemed to share beneficial ownership of securities owned by the Providence Entities. Each of Messrs. Nelson, Creamer and Salem disclaims this beneficial ownership, except to the extent of each of their respective pecuniary interests therein. By virtue of their affiliation with Providence Equity Partners, including as indirect beneficial owners of PEP VI GP, Messrs. Albert Dobron and Michael Dominguez may be deemed to share beneficial ownership of securities held by each of PEP VI and PEP AT VI-A GP and their affiliated entities. Messrs. Dobron and Dominguez disclaim any such beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

•	As of the date of this filing, the ATG Entities, the CEI Entities and the Providence Entities hold no Shares other than those acquired by ATGGM in connection with the Investment.

•

SVIL acquired 500,000 Ordinary Shares, or 1.2%† of the outstanding Shares. CEO owns all outstanding capital stock of SVIL and 86.3% of the outstanding capital stock of PL and has sole voting and investment power over PL, and as a result, may be deemed to have beneficial ownership over the Shares held by SVIL and PL. The remaining 13.7% of PL are owned by SVP, and CEO expressly disclaims the beneficial ownership of the 13.7% interests in PL that are owned by SVP. As of the date of this filing, CEO beneficially owns 9,519,997.5 Shares, or 23.0%† of the outstanding Shares.

•

ADL acquired 250,000 Ordinary Shares, or 0.6%† of the outstanding Shares. President owns all outstanding capital stock of ADL, and as a result, may be deemed to have beneficial ownership over the Shares held by ADL. As of the date of this filing, President beneficially owns 250,000 Shares, or 0.6%† of the outstanding Shares.

•

FRHL acquired 180,000 Ordinary Shares, or 0.4%† of the outstanding Shares. CFO owns all outstanding capital stock of FRHL, and as a result, may be deemed to have beneficial ownership over the Shares held by FRHL. In addition, as of the date of this filing CFO held options to purchase 612,500 ordinary shares of the Company granted under the Company’s 2006 stock incentive plan and 2010 stock incentive plan. As of the date of this filing, CFO beneficially owns 555,000 Shares, or 1.3%† of the outstanding Shares.

•

SIL acquired 70,000 Ordinary Shares, or 0.2% †of the outstanding Shares. SVP owns all outstanding capital stock of SIL, and as a result, may be deemed to have beneficial ownership over the Shares held by SIL. In addition, SVP owns 13.7% of PL, but has no voting or investment power over PL. As of the date of this filing, SVP beneficially owns 70,000 Shares, or 0.2%† of the outstanding Shares.

In the aggregate, the Management Entities, Management Group and ATGGM acquired 10,000,000 Shares, or 24.2%† of the outstanding Shares as of the date of this filing, in connection with the Investment. As of the date of this filing, the Reporting Persons and ATGGM, in the aggregate, may be deemed to beneficially own 19,394,997.5 Shares, or 46.9%† of the outstanding Shares. Shares held by, and percentage ownership of, the ATGGM is to the knowledge of the Reporting Persons.

†	All percentages are based on 41,340,890 Shares issued and outstanding as of September 30, 2012 (exclusive of 300,000 Shares issued to the Company’s depositary in anticipation of future exercise of equity awards), as reported in the Company’s unaudited results for the nine months ended September 30, 2012, as reported in the Company’s Report on Form 6-K, dated November 9, 2012.

Pursuant to Rule 13d-3(a) under the Act, the Reporting Persons may be deemed to share voting power with respect to the Shares held by the ATG Entities, the CEI Entities and the Providence Entities. The Reporting Persons expressly disclaim beneficial ownership of such Shares pursuant to Rule 13d-4 under the Act.

As of the date of this filing, CEO and President held options to purchase 50,000 and 850,000 ordinary shares, respectively, of the Company which were granted under the Company’s 2006 stock incentive plan and 2010 stock incentive plan. While options to purchase some of the underlying shares will have become vested within 60 days of the date of this filing, none of these options are expected to be exercisable within 60 days of the date of this filing because these options will not be exercised until after the Company completes certain registrations applicable to employee option exercise with relevant government authorities in China.

Other than as set forth herein, to the knowledge of each of the Reporting Persons, no Shares are beneficially owned by any of the persons identified in Appendix A of this Statement.

(c) Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person or persons identified in Appendix A of this Statement in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

The response to Items 4 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated herein by reference.

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

Item 7.	Material to be Filed as Exhibits

The foregoing descriptions of the Share Purchase Agreements, Shareholders Agreement, Note Purchase Agreements and Senior Secured Guaranteed Notes and do not purport to be complete and each are qualified in its entirety by reference to such agreements, filed as set forth below.

Exhibit A	Joint Filing Statement (filed herewith)

Exhibit B	Form of Share Purchase Agreement (incorporated herein by reference to Exhibit F to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit C	Shareholders Agreement (incorporated herein by reference to Exhibit G to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit D	Form of Note Purchase Agreement (incorporated herein by reference to Exhibit H to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit E	Form of Senior Secured Guaranteed Note (incorporated herein by reference to Exhibit I to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981))

Exhibit F	Form of BVI Share Charge Agreement (incorporated herein by reference to Exhibit J to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981)).

Exhibit G	Form of Cayman Share Charge Agreement (incorporated herein by reference to Exhibit K to Schedule 13D filed by Autotrader Group, Inc. with the Securities and Exchange Commission on November 26, 2012 (File No. 005-85981)).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2012

SERENE VIEW INVESTMENT LIMITED		AVNER DEVELOPMENTS LIMITED

By:	/s/ Bin Li	By:	/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao
Title:	Director	Title:	Director

FULL RICHES HOLDINGS LIMITED		SPEEDVIEW INVESTMENT LIMITED

By:	/s/ Xuan Zhang	By:	/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu
Title:	Director	Title:	Director

PROUDVIEW LIMITED

By:	/s/ Bin Li
Name:	Bin Li
Title:	Director

/s/ Bin Li		/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao

/s/ Xuan Zhang		/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu

Appendix A

Serene View Investment Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Bin Li	China	Chairman of the Board of Directors and Chief Executive Officer, Bitauto Holdings Limited

Avner Developments Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Jingning Shao	China	Director and President, Bitauto Holdings Limited

Full Riches Holdings Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Xuan Zhang	United States	Chief Financial Officer, Bitauto Holdings Limited

Speedview Investment Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Weihai Qu	China	Director and Senior Vice President, Bitauto Holdings Limited

Proudview Limited

Director

Present Business Address:

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road, Beijing, 100044

China

Name	Citizenship	Principal Occupation
Bin Li	China	Chairman of the Board of Directors and Chief Executive Officer, Bitauto Holdings Limited